September 30, 2021

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Energy & Transportation
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Mr. Brad Skinner
Ms. Diane Fritz

Re:	Phillips 66
Form 10-K for the Year Ended December 31, 2020
Filed February 24, 2021
File No. 001-35349

Ladies and Gentlemen:

Phillips 66 (the “Company”) acknowledges receipt of the letter dated September 22, 2021, providing comments on the above-referenced filing by the Staff of the Division of Corporation Finance of the Securities and Exchange Commission. Darren Shade, the Company’s Assistant Controller, spoke with Diane Fritz of the Staff on September 30, 2021, who kindly granted the Company’s request for an extension to October 15, 2021, to respond to the Staff’s comments. Accordingly, the Company plans to respond to the Staff's comment letter on or before that date. The Company greatly appreciates the Staff's cooperation in this regard.

If you should have any questions, please contact Darren Shade at (832) 765-4224 or me at (832) 765-1280.

Very truly yours,
/s/ J. Scott Pruitt
J. Scott Pruitt
Vice President and Controller

Cc:    Darren K. Shade, Phillips 66